Mail Stop 3720

October 25, 2006

Mr. W. Benjamin Moreland
Executive Vice President
 and Chief Financial Officer
Crown Castle International Corp.
510 Bering Drive
Suite 600
Houston, TX 77057

> **RE: Crown Castle International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2006**
> **and June 30,2006**
> **File No. 001-16441**

Dear Mr. Moreland:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director